UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

Mining Office
1515 Red Top Rd.

P.O. Box 1280
Tombstone, AZ. 85638

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒  Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

Attached as an Exhibit to this Form 6-K is the National Instrument 43-101 Technical Report, Tombstone Silver Exploration Property prepared by SRK Consulting Engineers and Scientists with respect to the Registrant’s properties located in Cochise County, Arizona.  The report is dated April 18, 2008 and is incorporated by reference herein.

Exhibit No.	Description
99.1	National Instrument 43-101 Technical Report, Tombstone Silver Exploration Property, Cochise County, Arizona

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: May 6, 2008	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President

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